# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VARAGON CAPITAL CORPORATION, CIK 0001784700
CUSIP: 0000000000
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 299 Park Avenue, 24th Floor, New York, New York (NY), 10171
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001484870
Persons authorized to receive notices and communications: John G. Finley, c/o Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- SP Marigold Acquisitions L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Strategic Partners Fund Solutions Associates X L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- SPFSA X L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,728,256; shared voting power 0; sole dispositive power 9,728,256; shared dispositive power 0; aggregate amount beneficially owned 9,728,256 (23.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: VARAGON CAPITAL CORPORATION
Address of issuer's principal executive offices: 299 Park Avenue, 24th Floor, New York, New York (NY), 10171
Comment: This Schedule 13D (the "Schedule 13D") relates to the common stock, $0.01 par value per share ("Common Stock") of Varagon Capital Corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. SP Marigold Acquisitions L.P., a Delaware limited partnership;

ii. Strategic Partners Fund Solutions Associates X L.P., a Delaware limited partnership;

iii. SPFSA X L.L.C., a Delaware limited liability company;

iv. Blackstone Holdings II, L.P., a Delaware limited partnership;

v. Blackstone Holdings I/II GP L.L.C., a Delaware liability company;

vi. Blackstone Inc., a Delaware corporation ("Blackstone");

vii. Blackstone Group Management L.L.C., a Delaware limited liability company; and

viii. Stephen A. Schwarzman, a United States citizen.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of Blackstone is set forth on Schedule I attached hereto as Exhibit 99.3 and is incorporated herein by reference in this Item 2.
Residence or business address:
Strategic Partners Fund Solutions Associates X L.P. is the general partner of SP Marigold Acquisitions L.P. SPFSA X L.L.C. is the general partner of Strategic Partners Fund Solutions Associates X L.P. Blackstone Holdings II L.P. is the sole member of SPFSA X L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal business of SP Marigold Acquisitions L.P. is investing in securities. The principal business of Strategic Partners Fund Solutions Associates X L.P. is performing the functions of the general partner of SP Marigold Acquisitions L.P. and other affiliated Blackstone entities. The principal business of SPFSA X L.L.C. is serving as the general partner of Strategic Partners Fund Solutions Associates X L.P. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a sole member of SPFSA X L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

On September 30, 2026, SP Marigold Acquisitions L.P. purchased 9,728,256 shares of Common Stock at an aggregate purchase price of $74,614,556.14 in a privately negotiated transaction. The source of funds for the purchase of such shares was funded by capital contributions from limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2 and 3 are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Stock beneficially owned is based on 41,538,726 shares of Common Stock outstanding as of August 11, 2026 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, SP Marigold Acquisitions L.P. directly holds 9,728,256 shares of Common Stock.

Each Reporting Person may be deemed to beneficially own the Common Stock directly held by SP Marigold Acquisitions L.P. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of the Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Signature Pages
99.2 Joint Filing Agreement by and among the Reporting Persons
99.3 Schedule I - Executive Officers and Directors of Blackstone Inc.

## Signatures
- SP Marigold Acquisitions L.P.: /s/ Manuel Melo, Manuel Melo, Senior Vice President, See Exhibit 99.1 (10/07/2026)
- Strategic Partners Fund Solutions Associates X L.P.: /s/ Manuel Melo, Manuel Melo, Senior Vice President, See Exhibit 99.1 (10/07/2026)
- SPFSA X L.L.C.: /s/ Manuel Melo, Manuel Melo, Senior Vice President, See Exhibit 99.1 (10/07/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/07/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/07/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/07/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/07/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (10/07/2026)